UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 23, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED HOSTS 2021 CAPITAL MARKETS
DAY

CAPITAL MARKETS DAY
23 FEBRUARY 2021

DISCLAIMER

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti Limited's (AngloGold Ashanti or the Company) operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019, and the
Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange
Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.
All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
The financial information contained in this document has not been reviewed or reported on by the Company’s external auditors.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
All photographs depicted showing employees and / or community members in this presentation were taken prior to the onset of the COVID-19 pandemic.

COMPETENT PERSONS

Disclaimer
The information in this presentation that relates to Exploration Targets, Exploration Results, Mineral Resource is based on information compiled by Mr VA Chamberlain, a
Competent Person who is a Member of the GSSA. He is a full-time employee of AngloGold Ashanti Ltd. Mr VA Chamberlain consents to the inclusion in the presentation of the matters based on his information in the form and context in which it appears. The information is extracted from the report entitled Mineral Resource and Ore Reserve Statement
2021 created on 22 February 2021 and is available to view on www.anglogoldashanti.com
AngloGold Ashanti confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resource or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcement.

AGENDA

Part 1: Building a Diversified, Decisive, Sustainable Business
Christine Ramon:
Overview and Strategy
01
Ian Kramer:
Financial Overview
02
Stewart Bailey:
Sustainability
03
Tim Thompson:
Exploration
Part 2: Technical
04
Vaughan Chamberlain:
Mineral Resource and Ore Reserves
V
05
Sicelo Ntuli:
Continental Africa Assets
06
Ludwig Eybers:
International Assets
07
Graham Ehm:
Projects
08
Christine Ramon:
Conclusion
09

Christine Ramon
Overview and Strategy
01
Overview
& Strategy
D I V E R S I F I E D,  D E C I S I V E,  S U S T A I N A B L E  B U S I N E S S

AN ATTRACTIVE VALUE PROPOSITION

A
A
01
Overview
& Strategy
Growing production from c.2.8Moz to 3.2-3.6Moz whilst
reducing AISC to $900-1,150/oz1 over the next 5 years
Industry leading track record on replenishing and
increasing Ore Reserve through the drill bit
Balanced, well-defined capital allocation framework
Self-generated and self-funded project pipeline to
support long-term production plans
Significant financial strength with $2.8bn of
liquidity and a strong balance sheet
(Adjusted Net Debt/EBITDA < 1.0x)
Strong focus on ESG performance
is a clear priority
Detailed mine-by-mine strategic growth plan to unlock full underlying value of portfolio
World’s 3rd largest producer of gold, well positioned to capitalise on recent portfolio optimisations and to invest in the long-term sustainability of the business
1
All-in sustaining costs (AISC) in nominal terms

A SOLID YEAR – GOOD PROGRESS, WITH MORE TO DO

A
A
01
Overview
& Strategy
Generated $1.0bn Free Cash
Flow (FCF) before growth –
leading to fivefold increase in
dividends
Added 6.0Moz of gross Ore
Reserve – improving group
Reserve life to ~11 years
Streamlined, margin-focused
portfolio – 10 operating assets
and 2 greenfield projects
Prioritised the wellbeing of our
employees and communities
through our COVID-19
response
Significant balance sheet
capacity - $2.8bn in liquidity,
leverage >80% below 1.0x
target through the cycle
Provided 2-year detailed
guidance, as well as 5-year
indicative outlook on
production, cost and capital

ESG IS INTEGRAL TO OUR BUSINESS PERFORMANCE
E
01
Overview
& Strategy
Our sustainability priorities
Reducing environmental footprint
Enabling resilient communities
Health and Safety
Social investment and skills training
Human rights promotion and protection
Support ASM formalisation efforts
Zero harm
Healthy employees and communities
Continue reducing emissions, set new GHG targets
Chart pathway to net zero
Optimise energy, water, land use
Inclusion and Diversity framework
fostering the empowerment of all staff
Inclusion and Diversity
Integration of robust human rights
standards
Human Rights
GOVERNANCE
AND
TRANSPARENCY
UNDERPIN
EVERYTHING
WE DO
CREATING
SOCIAL
AND
FINANCIAL
VALUE

LEADING SUSTAINABILITY PERFORMANCE
ENVIRONMENT
Increasing water efficiency and lower emissions
SAFETY
Focused on achieving zero harm
HUMAN RIGHTS
Promoting and protecting
human rights protecting our business
0
incidents
VPSHR*
99.7%
trained
VPSHR training of
security personnel
*Voluntary Principles on Security and Human Rights
HEALTH
Healthy workplaces, healthy employees and healthy communities
78%
Three-year reduction in
All occupational disease
frequency rate
L
01
Overview
& Strategy
45
48
46
32
32
33
2015
2016
2017
2018
2019
2020
GHG emissions intensity
(Kilograms per tonne
treated)
0
5
10
15
20
25
2007     2008    2009     2010    2011     2012     2013     2014    2015    2016     2017    2018    2019 2020
All Injury Frequency Rate (AIFR)
(number of injuries per million hours worked)
2020 SOCIAL CONTRIBUTION
Total economic distribution
$1,055m
Government
$221m
Providers of capital
$22m
Community
$1,664m
Suppliers & services
$3,470m
+
+
+
+
$508m
Employees
7.68
7.23
6.62
7.13
7.03
3.29
1.36
0.72
2013
2014
2015
2016
2017
2018
2019
2020
All Occupational Disease Frequency Rate
per million hours worked
AIFR incl. SA Ops
AIFR excl. SA Ops

CONSISTENTLY DELIVERING ON COMMITMENTS

Delivering Upon Strategic Commitments
Strong Balance
Sheet
Below target Adjusted Net Debt/EBITDA of
<1.0x –0.24x as at 31 December 2020
Improve
Shareholders
Returns
Dividend payments resumed in 2016 and
pay-out ratio doubled in 2020
Extend LoM
Portfolio Reserve life increased to c.11
years
Redevelopment
Of Obuasi
Phase 1 completed and Phase 2 90%
complete at year-end
Portfolio
Optimisation
Divestment of operating assets in South
Africa, and Sadiola and Morila in Mali
ESG
Performance
Reduced carbon emissions and improving
safety trend
Performance vs. Guidance
C
01
Overview
& Strategy
2015
2016
2017
2018
2019
2020
2015
2016
2017
2018
2019
2020
2015
2016
2017
2018
2019
2020
ACHIEVING STRATEGIC OBJECTIVES WITHOUT EQUITY ISSUANCE

A DIVERSIFIED AND BALANCED PORTFOLIO WITH A ROBUST PIPELINE

A
A
01
Overview
& Strategy
DRC
Kibali
Tanzania
Geita
Ghana
Obuasi
Iduapriem
Brazil
AGA Mineração
Guinea
Siguiri
Australia
Tropicana
Australia
Sunrise Dam
Brazil
Serra Grande
Argentina
Cerro Vanguardia
Colombia
Gramalote
Quebradona
La Colosa
Nevada
Silicon
Rhyolite
Transvaal
Australia
Butcher Well
Ore Reserve
~30
Moz
Ore Reserve
Mineral Resource
Continental Africa
Americas
Australia
Mineral Resource
~
125
Moz
Sustainably
Produce
>3
Moz
over
10
years
Operations
Greenfields
Projects
A N G L O G O L D   A S H A N T I   P O R T F O L I O
T
649
koz
12
years
2020 Production:
Reserve life:
1,604
koz
12
years
553
koz
5
years
3.0Moz
19.1Moz
7.5Moz
9.7 Moz
58.7 Moz
56.0 Moz

DISCIPLINED, SHAREHOLDER-FOCUSED CAPITAL ALLOCATION

Sustaining Capital
Excess Cash Flow
Net Operating Cash Flow
Further Debt
Reduction
Additional
Dividends Should
Capacity Exists
Growth
Operating and Capital Productivity
Prioritising Ore Reserve Growth
Growth Capital
Targeting a return in excess of our hurdle rate
•
Reinvesting in our asset base to support
the long-term sustainability of our
business
•
Commitment to cash returns to
shareholders
•
Solid balance sheet underpins flexibility
and optionality through the cycle
•
Growth focused on risk-adjusted returns
•
Allocation of excess cash tested against
shareholder returns
Sustaining Free Cash Flow
Trransparent allocation hierarchy to maximize long-term shareholder value and returns
Strong Balance Sheet
<1.0x Adjusted Net Debt/EBITDA through the cycle
Dividends
20% of FCF pre-growth capital
D
01
Overview
& Strategy

BUILDING MOMENTUM IN RESERVE CONVERSION

B
01
Overview
& Strategy
Increased portfolio Reserve life in 2020 to c.11 years through strong progress on Ore Reserve conversion
We’ve begun to unlock the latent potential from our existing portfolio, with more to come
0
5
10
15
20
25
RESERVE LIFE1 CHANGE Y-O-Y
End 2020
Start 2020
Increasing gross Ore Reserves 6.1Moz added
2
– Top 3 additions
1.8Moz addition achieving a ~20-year Reserve life
Obuasi
1.4Moz addition achieving a ~5-year Reserve life
Geita
0.5Moz addition achieving a ~12-year Reserve life
Kibali
29.67
8.73
4.25
4.21
2.34
1.91
1.89
1.89
1.73
1.15
0.95
0.63
2020
2019
ORE RESERVE (Moz)
1
Ore Reserve / FY2020 production
2
Gross amount of Ore Reserves added in FY2020

RETURNING TO GROWTH – ATTRACTIVE LONG TERM PROFILE

R
01
Overview
& Strategy
INDICATIVE OUTLOOK
GUIDANCE
2023
2022
2025
2021
2024
3,450
2,900
3,025
3,150
3,600
Production
Koz
CAGR: 4-6%
2,700
2,825
2,900
3,150
3,200
Total Capex
$m
990
1,120
1,050
950
800
1,140
1,270
1,250
1,200
1,100
1,130
1,130
1,050
950
900
1,230
1,230
1,200
1,150
1,150
AISC
$/oz
INDICATIVE OUTLOOK
GUIDANCE
2023
2022
2025
2021
2024
Economic assumptions for 2021 are as follows: $/A$0.72, BRL5.00/$, AP98.00/$, ZAR16.95/$; and Brent $50/bbl.
Production, cost and capital expenditure forecasts include existing assets as well as the Quebradona and Gramalote projects that remain subject to approval, Mineral Resource conversion and high confidence inventory. Cost and capital forecast ranges are expressed in nominal terms.
In addition, both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines (excepted as described above) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets; we, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable. Accordingly, actual results could differ from guidance and/or indicative outlook and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). Furthermore, our five-year indicative outlook assumes that AngloGold Ashanti proceeds with the Quebradona and Gramalote projects.
However, the Board has not yet made a final decision on those projects and there can be no assurance that they will materialise. A negative decision or other discontinuation of those projects may have a material adverse impact on our indicative outlook.

A WORLD-CLASS INVESTMENT WITH SEVERAL CATALYSTS
STRONG MOMENTUM
Consistent track record
Net additions of Ore Reserve &
Mineral Resource
Obuasi nearing completion
Colombia projects nearing investment
decision
Significant safety improvements
Strong oversight of ESG performance
Committed to the highest governance
standards
Deep talent pool of experienced
leaders and operators
Balanced, well-represented and
diverse Board of Directors
Industry leading exploration team
Long-term growth prospects and
decreasing costs
Proven track record of replenishing
depleted ounces
Self-generated project pipeline
Robust and flexible balance sheet
Transparent Shareholder focused capital
allocation
Competitive dividend policy and attractive
leverage to gold price upside
A
A
01
Overview
& Strategy
SOLID FOUNDATIONS
EXCITING OUTLOOK
World’s 3rd largest producer of gold, well positioned to capitalise on recent portfolio optimisations and increased confidence in the long-term sustainability
Unwind Cash Lockups
Colombia Investment Decisions
Growing Ore Reserves
Capital and Cost Discipline
Catalysts to Unlock Further Value
Obuasi Phase 2 Completion
Climate Targets

Ian Kramer
Financials
02
Financials
E N S U R E   F I N A N C I A L   F L E X I B I L I T Y   A N D   O P T I M I S E   O V E R H E A D S ,
C O S T S   A N D   C A P I T A L   E X P E N D I T U R E

DISCIPLINED, SHAREHOLDER-FOCUSED CAPITAL ALLOCATION

D
02
Financials
Sustaining Capital
Excess Cash Flow
Net Operating Cash Flow
Further Debt
Reduction
Additional
Dividends Should
Capacity Exists
Growth
Operating and Capital Productivity
Prioritising Ore Reserve Growth
Growth Capital
Targeting a return in excess of our hurdle rate
•
Reinvesting in our asset base to support
the long-term sustainability of our
business
•
Commitment to cash returns to
shareholders
•
Solid balance sheet underpins flexibility
and optionality through the cycle
•
Growth focused on risk-adjusted returns
•
Allocation of excess cash tested against
shareholder returns
Sustaining Free Cash Flow
Transparent allocation hierarchy to maximize long-term shareholder value and returns
Strong Balance Sheet
<1.0x Adjusted Net Debt/EBITDA through the cycle
Dividends
20% of FCF pre-growth capital

SUSTAINING AND GROWTH CAPEX

S
02
Financials
Sustaining
and Growth
Capex to drive
Ore Reserve
and
production
growth, as
well as long-
term cash
flow
generation
Sustaining Capital
Strong Balance Sheet
Operating & Capital Productivity
Growth Capital
Excess Cash Flow Options
Strong track-record of operating and developing projects on-budget, with initiatives to reduce the capital intensity of the business
Production, cost and capital forecasts includes existing assets, Quebradona and Gramalote which remain subject to approval, Mineral Resource conversion and high confidence inventory
Cost and Sustaining and Growth Capital group forecast ranges are expressed in nominal terms
Quebradona and Gramalote Growth capex and AISC in real terms
Dividends
✓
✓
✓
✓
Capex intensity expected to decline in the outer
years as targeted Ore Reserve levels are achieved
and Brazilian tailings compliance spend reduces
Sustaining capex for next five years estimated at an
average of $640m to $740m per year
Average intensity of c.$260/oz to $290/oz -
normalised at c.$160/oz to $200/oz in outer years
Key areas of additional spend in 2021:
✓
✓
✓
✓
✓
Ore Reserve Development and Deferred Stripping excl.
Obuasi (c.$30/oz)
Growing Mineral Resource and Ore Reserve (c.$20/oz)
TSF compliance capital in Brazil (c.$20/oz)
TSF expansions at Iduapriem, Tropicana and Siguiri
(c.$15/oz)
Obuasi ORD and SIB (c.$30/oz)
Sustaining Capex
Growth Capex
✓
✓
✓
✓
✓
✓
Growth capex for next 5 years estimated to amount
to an average of $340m to $460m per year
Obuasi redevelopment fully completed in 2022
Gramalote project spend forecast at c.$900m to $1bn
(100% basis), based on PEA
Quebradona project spend forecast at c.$1.3 –
$1.4bn based on the updated PFS
Gramalote will contribute an average estimated
c.250koz to 300koz (100% basis) at an estimated
AISC of c.$600/oz to $700/oz
Quebradona will contribute a copper AISC with an
estimated margin of c.60% to 70%
Total 5Y cumulative Sustaining Capex:
$3.2bn – $3.7bn
Total 5Y cumulative Growth Capex:
$1.7bn - $2.3bn

$1.5bn
$3.9bn
$6.3bn
$8.7bn
$1.7bn
$4.1bn
$6.5bn
$8.9bn
$1,300/oz
$1,500/oz
$1,700/oz
$1,900/oz
BALANCING CAPITAL RETURNS TO SHAREHOLDERS
19
5 Year Cumulative Dividend Payout
$500-
$650m
B
02
Financials
Sustaining Capital
Strong Balance Sheet
Operating & Capital Productivity
Growth Capital
S
g C p
Excess Cash Flow Options
$850-
$1,000m
$1,200-
$1,400m
$1,600-
$1,800m
5 Year Cumulative FCF (Low)
5 Year Cumulative FCF (High)
✓
✓
✓
✓
Updated dividend policy to 20%
pay-out ratio of FCF pre-growth
capex; in line with peers
Balancing capital returns to
shareholders, with broader capital
allocation priorities
Sustainable dividend policy
Attractive yield based on current
gold price levels
Dividend Policy
FCF and Dividend Sensitivity to the Gold Price
At the end of
2020 – we
declared a
dividend of
$201m
Free cash flow ranges shown are after accounting for Sustaining and Non-Sustaining (Growth) Capital, but before dividends
Free Cash Flow assumptions as of February 16, 2021; $1,300 gold price base generates ~$1.5 – 1.7bn Free Cash Flow from our five-year outlook
Production, cost and capital forecasts includes existing assets, Quebradona and Gramalote which remain subject to approval, Mineral Resource conversion and high confidence inventory
All financial metrics are expressed in nominal terms
1
Market capitalisation as of 22 February 2021
Current market capitalisation
1
Growth Capital
Dividends

2022 bonds – decision to refinance pending
Strong liquidity of $2.8bn supported by $1.4bn undrawn multi-currency RCF
Improved balance sheet flexibility with new $700m 10-year bond, at a record low coupon for AGA
Cash balance of $1.3bn, excluding DRC cash lockup of $424m
South African debt fully settled and respective RCFs cancelled
The $1bn standby facility put in place at the onset of the COVID-19 pandemic now cancelled
D
Debt at the lowest levels in a decade
Liquidity management options for 2022 bonds
$1.4bn multi-currency RCF maturing in 2023
Ample headroom for project funding
Monitoring COVID-19 impact
Cumulative Five-Year Outlook
Managing near term debt
Debt repayments
$700m – $1.0bn
Target <1X Net Debt: EBITDA through
the cycle
Interest payments
$400m – $500m
02
Financials
STRONG BALANCE SHEET POSITION
Sustaining Capital
Strong Balance Sheet
Operating & Capital Productivity
Growth Capital
g
p
Excess Cash Flow Options
A strong
balance sheet
position allows
us to self-fund
sustaining and
growth capex,
reduce debt
and continue
to maintain the
current
dividend
strategy
Dividends

ROBUST BALANCE SHEET TO SELF-FUND GROWTH

R
02
Financials
1,400
65
750
300
700
109
41
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
FY2021
FY2022
FY2023
FY2024
FY2025
FY2030
FY2040
US$ million
AGA Debt Maturity Profile
Sustaining Capital
Strong Balance Sheet
Operating & Capital Productivity
Growth Capital
g
p
Excess Cash Flow Options
Balance sheet
remains
robust with
sufficient
funding
facilities
available to
withstand
market
volatility and
self-fund
growth
Undrawn – Local
$150m RCF
Drawn – Local
$150m RCF
$750m Bond
5.125%
$700m Bond
3.75%
Undrawn –
multi-currency
$1,400m RCF
$300m Bond
6.50%
Local $65m RCF
Dividends

EXCESS CASH FLOW FURTHER DELIVERING SHAREHOLDER RETURNS

E
02
Financials
Excess
generated
cash flow will
be used to
maximise
shareholder
returns
Sustaining Capital
Strong Balance Sheet
Operating & Capital Productivity
Growth Capital
g
p
Excess Cash Flow Options
Allocation of excess cash flow will be evaluated against
additional returns to shareholders
Growth
Debt
Reduction
•
Targeting a return in excess of our hurdle rate
•
Will pursue value accretive opportunities
•
Merits of further debt repayment to be considered based on through-the-cycle free cash flow generation and optimal capital structure that maximizes shareholder value
•
Dividend dependent on the gold price and above items, and other capital allocation decisions
•
Further capital returns considered when debt reduction and reinvestment needs are satisfied, and capacity exists
Additional
Returns
Dividends

03
Sustainability
Stewart Bailey
Sustainability
S T R O N G    E S G    P E R F O R M A N C E    U N D E R P I N S    S U S T A I N A B L E
B U S I N E S S    S U C C E S S

OUR VALUES LINK BUSINESS ACTIVITIES TO SUSTAINABILTY PERFORMANCE

A
A N G LO G O L D    A S H A N T I ’ S S U S TA I NA B I L I T Y    M I S S I O N
To ensure the RESPONSIBLE DEVELOPMENT of natural resources in MEANINGFUL PARTNERHIPS with our host governments and communities. We aim to ensure AngloGold Ashanti has the social licence to operate, allowing it over the long-term to generate IMPROVED
RETURNS for providers of capital, and to provide increased DEVELOPMENT OPPORTUNITIES for employees and other stakeholders.
OUR VALUES
We
are
accountable
for
our actions and
undertake to deliver
on our
commitments.
We respect the
environment.
We want the
communities and
societies
in which we
operate to be better off
for AngloGold Ashanti
having been there.
The
Health and
Safety
of employees
is our first value.
We treat each other
with
dignity and
respect.
We value
diversity.
O
O
03
Sustainability

ESG IS CENTRAL TO OUR BUSINESS DECISIONS
Sustainability priorities
Enabling resilient communities
Health and Safety
Reducing environmental footprint
Inclusion and Diversity
Human Rights
E
03
Sustainability
GOVERNANCE
AND
TRANSPARENCY
UNDERPIN
EVERYTHING
WE DO
CREATING
SOCIAL
AND
FINANCIAL
VALUE
SUSTAINABILITY IS EMBEDDED IN OUR
VALUES, COMPENSATION AND OBJECTIVES

GOVERNANCE IS THE FOUNDATION OF STRONG ESG PERFORMANCE
1. Robust Board Oversight
•
Active Board oversight and engagement on sustainability issues
•
Social, Ethics and Sustainability Committee oversees detailed sustainability performance and governance
•
Audit & Risk Committee oversees risk management, including sustainability-related issues
2. Best-in-class Policies and Standards
• World class stable of policies, standards and frameworks aligned with global good practices
• Policies operationalized through robust management systems
• Systems include safety, health, environment, community affairs, tailings management, security, human rights and closure
3. Active Management Oversight
•
Executive management team has direct accountability for all aspects of the business, including sustainability
•
Internal Climate Change Working Group oversees corporate climate change strategy
•
Monthly and ad hoc reporting across all operating sites and disciplines where key issues are discussed
4. Comprehensive Risk and Assurance Review Process
• Internal: Detailed Combined Assurance audit of all sites annually/ biannually, led by Internal Audit, supported by all functional sustainability disciplines
• External: Includes World Gold Council Responsible Gold Mining Principles, ICMM Mining Principles, ISO14001, ISO 45001 – aligned with best practice
• AuRisk – comprehensive proprietary risk management system tracks performance on risk identification and mitigation measures
26
G
03
Sustainability

HEALTH & SAFETY APPROACH DELIVERS REAL GAINS AND SAVES LIVES
•
All sites OHSAS 18001:2007 certified
•
Sunrise Dam, Siguiri, Geita, Tropicana and Cerro Vanguardia
converted to ISO 45001:2018; others scheduled to convert
•
Safety strategy reassessed biennially
Driving towards zero harm
Healthy workplaces, employees and communities
7.68
7.23
6.62
7.13
7.03
3.29
1.36
0.72
0.43
0.95
0.06
0.92
1.04
0.05
0.14
0.00
2013
2014
2015
2016
2017
2018
2019
2020
All Occupational Disease Frequency Rat
e
per million hours worked
AODFR incl. SA Ops
AODFR excl. SA Ops
Note: Only reported from 2013
11.39
9.73
7.83
7.48
7.36
7.18
7.71
7.49
4.81
3.31
2.39
5.73
4.52
3.21
2.96
2.71
2.87
2.38
1.98
2.26
2.14
1.68
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
All Injury Frequency Rate (AIFR)
Number of injuries per million hours worked
AIFR incl. SA Ops
AIFR excl. SA Ops
27
Unaudited 2020 figures
•
47% reduction in occupational illness rate since 2019
•
Focused closely on reducing workplace exposures
•
Optimizing employee fitness for work and general wellbeing
The health and safety of employees is our first priority
H
03
Sustainability
ICMM 2019 Member
Average – 3.14

HEALTH & SAFETY

A All Africa sites have community-based malaria
control programmes
•
More than 90% reduction in malaria cases in
Obuasi since inception
•
More than a million people protected from malaria
•
Significant drop in related school/work absenteeism
•
More than 1,300 seasonal community jobs created
annually
Protecting more than 1 million people from
malaria…extended to 16 districts in Ghana…
H
03
Sustainability
A world-class example of delivering social value

FOCUSED ON CLIMATE CHANGE
0
10
20
30
40
50
60
70
Scope 1 & 2 GHG Emissions Intensity
Target - 30% reduction off 2007 Base
Base
Year
Target Year
- 43%
- 30%
GHG INTENSITY DOWN 43%
2. TCFD DISCLOSURE IN 2021
Disclosure in line with TCFD Recommendations set for 2021
1. EMISSION REDUCTIONS ACHIEVED
Innovative methods used to reduce emissions intensity
3. RENEWABLES FOR NEW PROJECTS
Hydropower used in Kibali, Brazil; to feature strongly in Colombia
4. NEW GHG TARGETS – COMMITTED TO NET ZERO
Setting new targets; committed to charting a pathway to net zero
CC WORKING GROUP TO DEVELOP NEW CC
STRATEGY
•
Conducted physical risk and adaptation assessments at sites
•
Assessed carbon pricing risk in our countries of operation
•
Recommend CC metrics/targets, including for decarbonisation
•
Increasing level of CC integration into our business processes
29
F
03
Sustainability
We respect the eenvironment.

RESPONSIBLE TAILINGS STEWARDSHIP
30
OPERATIONAL MANAGEMENT
TSF operator/superintendent manages day-to-day operation
Plant/process manager is the TSF “Owner”; implements TSF operations materials
External Engineer of Record/TSF Designer ensures TSF is operated to design intent
REGIONAL MANAGEMENT
Provide technical guidance to operations
Conduct quarterly TSF Reviews
Monitor implementation of recommended actions
INDEPENDENT CORPORATE REVIEW
Leads GISTM implementation and Custodian of AGA’s Tailings Management Framework
Conducts formal TSF audits and reviews TSFs for projects and M&A
THIRD PARTY REVIEW
External third-party review of TSFs
Committed to implementing
Global Industry Standards on
Tailings Management
Four levels of assurance
22 TSFs:
15 active, 7 inactive
$70m – $80m investment in
conversion to dry-stack tailings in
Brazil in 2021
R
03
Sustainability
We respect the eenvironment.

Robust governance framework

INCLUSION AND DIVERSITY
56%
44%
Board – gender profile
Male
Female
67%
33%
Executive Committee – gender profile
Male
Female
I
03
Sustainability
•
Oversight from the Sustainability, Ethics and Social Committee and have a specific policy Gender Equality and Empowerment of Women policy
•
Gender assessments conducted across all sites – highlighted key areas of focus and improvement
•
Diversity goals are embedded in leadership KPIs
•
Signatory to UN Women’s Empowerment Principles

We value diversity.
An imperative to build a business that better reflects society

RESPECTING HUMAN RIGHTS IS FUNDAMENTAL TO OUR BUSINESS

B
BEST-IN-CLASS HUMAN RIGHTS
Zero reported human rights
incidents
•
Global Human Rights Policy applies to employees, contractors and other business partners including supply chain, state actors and joint venture partners.
•
99.7% of security staff trained in Voluntary Principles on Security and
Human Rights
•
11,574 people received Human Rights Awareness Training
•
All sites have grievance and independent anonymous whistle-blowing mechanisms for internal and external stakeholders
•
All sites have conducted human rights due diligence assessments
RESPECT FOR INDIGENOUS PEOPLES
• One country of operation (Australia) where Indigenous
Peoples are adjacent to our sites
• Constructive engagement with co-created agreements in place
• Policies on Indigenous Peoples and Cultural Heritage
Management publicly available on corporate website
• Policy is aligned with International Standards and conventions, such as the ICMM Position Statement on Indigenous Peoples
and the International Finance Corporation’s Performance
Standard 7 on Indigenous Peoples
We treat each other with dignity and respect.
R
03
Sustainability
W

CREATING RESILIENT AND SELF-SUSTAINING COMMUNITIES
•
Build strong partnerships
•
Establish and maintain strong partnerships, with host communities, governments and other stakeholders
•
Mitigate social and environmental impact
•
Proactively identify and mitigate past, current and future impacts; ensure clear, practical grievance mechanisms in place
•
Enhance community resilience
•
focus on improving social infrastructure, health facilities/services, SME development education, training and skills development, and SME development
•
Focus on local employment and buying
•
Develop skills locally and target local employment; make every reasonable effort to procure goods and services locally and drive strategic partnerships to create local employment, facilitate skills transfer, and realise economic value-addition
Paid over
$1.1 Billion
in taxes and royalties
to governments
Revenues will be critical for
government post – COVID-19
recovery
Paid over
$508 Million
to employees, with no
employee losing pay or
benefits during COVID-19 –
related shutdowns
Our aim is to make positive impacts wherever we operate by developing skills in our host communities and spending locally to build capacity in these markets
Unaudited 2020 figures
33
Paid over
$1.6 Billion
To suppliers and service
providers, with a strong focus
on local procurement
Social Investment
$22 Million
Targeting social
infrastructure, health,
education and youth support,
SME support, as well as
donations and capacity
building
85%
of our procurement budget
spent in-country, with local
and ‘local multinational’ firms
C
03
Sustainability
We want the communities and societies in
which we operate to be better off for
AngloGold Ashanti
having been there

RESILIENT AND SELF-SUSTAINING COMMUNITIES

We have undertaken community development initiatives to maximise impact in:
•
Food security – stimulating commercial-level agriculture using locally adapted and hardy seed mixes (Colombia, Guinea, Tanzania)
•
Water security – a highlight is Geita town’s water project to offset the impact of severe drought
•
Community energy-source switching – to realise health and
emission-mitigation benefits
•
Waste management and sanitation – to reduce the risk of
waterborne and pollution-related illness
•
Broadening the economic base and skills beyond mining – to reduce dependency on artisanal and small-scale mining (ASM) and our operations
(Brazil, Colombia, Guinea, Tanzania)
•
Social infrastructure – development of roads to improve safety, cut travel times and reduce the effects of localised flooding – (Guinea, Ghana)
•
Community awareness – environment and climate change, greening initiatives and climate adaptation
•
Local employment – increase the skills of our host communities through education and training, thereby increasing local talent pool on
•
Education and youth development – to increase access to quality education and youth/women development
•
Socio-economic development contributions – directed at addressing community developmental needs
R
03
Sustainability
We want the communities and societies in
which we operate to be better off for
AngloGold Ashanti having been there.
We’re working with our host communities to grow resilience

OUR ESG PERFORMANCE
We engage openly with index providers, which rate our sustainability performance, we are committed to sustainable practices and accountability
Ranked 4th out of 38 companies; ranked first
emerging market company for site-level results
Achieved overall rating of 4.3 out of a total of 5
3.9
4
5
4.3
1.7
1.8
3
2.1
Environmental Score Social Score Governance Score ESG Rating Overall Score
AngloGold Ashanti Industry Average
2.35
2.28
2.51
2.76
2.38
2.74
1.2
1.8
1.1
0.9
1.8
1.7
Economic
dimension
Business conduct Lifecycle
management
Community
wellbeing
Working conditions Environment
AngloGold Ashanti Industry Average
60
73 74
69
21 17
15
26
Governance & Economic
dimension
Environmental dimension Social dimension ESG Rating Overall Score
AngloGold Ashanti Industry Average
67
98
53
38
60
49
60
80
67
96
55
40
72
51
68
46
Overall GEI*
average
Disclosure
Score
Data
Excellence
Score
Female
Leadership &
Talent Pipeline
Equal Pay &
Gender Pay
Parity
Inclusive
Culture
Sexual
Harassment
Policies
Pro-Women
Brand
AngloGold Ashanti Industry Average
Ranked 10 out of 134 metals and mining
companies in annual ESG Review
Achieved overall score of 67%, with clear focus
areas for improvement
35
O
03
Sustainability
Is independently ranked above industry average

ESG DRIVES OUR BUSINESS PERFORMANCE
E
03
Sustainability
Sustainability Priorities
GOVERNANCE
AND
TRANSPARENCY
UNDERPIN
EVERYTHING
WE DO
CREATING
SOCIAL
AND
FINANCIAL
VALUE
Sustainability is embedded in our values, compensation and objectives
Enable resilient communities
Launch community acceptance survey, reduce grievances
Continue COVID-19 support, focus on vaccination
Local procurement, hiring, skills development
Health and Safety
Implement revised safety strategy
Drive toward Zero harm in workplace and communities
Maintain compliance with COVID-19 protocols
Reducing environmental footprint
Continue reducing emissions, set new GHG targets
Chart pathway to net zero
Optimise energy, water, land use
Inclusion and Diversity
Drive continued diversity across all levels
Further training and development
Young Leaders Programme
Human Rights
DD assessment at all sites
Further training
Initiate assurance in line with WGC and ICMM

04
Exploration
Tim Thompson
Exploration
P L A N N I N G    F O R    T H E    F U T U R E

TRACK RECORD OF GROWTH DRIVEN BY STEADY DRILLING INVESTMENT

T
04
Exploration
Strong track record of delivering new Ore Reserve and
Mineral Resource at a low exploration cost
•
19.2 Moz in New Ore Reserve added
during the last 5 years
•
15.4 Moz in New Mineral Resource added
during the last 5 years
•
Average annual Brownfields Exploration
cost of $105m over the last 5 years,
representing an all-in $27.33/oz for new
Ore Reserves added
•
Two new discoveries in the past 15 years
are now in operation with two more
advancing through study phases
Success to Date
Totals shown are net of the sale of the CC&V mine in 2015 and Sadiola mine in 2020

SYSTEMATIC EXPLORATION INVESTMENT – MULTIPLE GROWTH OPTIONS

S
04
Exploration
Clearly defined strategy for building the portfolio
Greenfields
Brownfields
Equity Investments
Focused grassroots exploration
targeting discoveries aligned with
regional business units
Stable budget allocations directed
toward systematic identification and
development of high probability mine
site lease area targets
Investments targeted toward companies
exploring in highly prospective terranes
•
Target Tier 1 discoveries in stable
jurisdictions
•
Explore for deposit types known for long
production life and expansion
opportunities
•
Elevate priority toward projects with the
potential synergy to improve the company
portfolio for production and cost profile
•
Provide predictable ore reserve growth
replacing production depletion
•
Extend mine life through investment in
Mineral Resource to Ore Reserve
conversion
•
Improve confidence in scheduled
production with infill drilling
•
Long-term horizon for investments
•
Elevated interaction when projects gain
traction and begin to advance
•
Periodic portfolio reviews to consider
whether investments remain aligned with
strategy or should exit the portfolio with
funds redeployed with advancing projects
or into new investments

EXCITING BROWNFIELDS POTENTIAL

E
04
Exploration
•
Sunrise Dam drilling in Vogue extensions and
the new Frankie discovery creates optionality
•
Geita’s Nyamulilima discovery and Geita Hill
Underground start up provide new
supplementary ore feed sources
•
Brazil Mineração drilling programs at Cuiaba
and Corrego do Sitio will expand optionality
•
Cerro Vanguardia continues to convert Mineral
Resource to Ore Reserves to extend mine life
$150m – $160m Brownfields Exploration Investment in 2021
Targeting +3.5 Moz
Company-wide Ore Reserve Additions in 2021
Tanzania
(Geita)
Guinea
(Siguiri)
Ghana
(Obuasi,
Iduapriem)
DRC
(Kibali)
Argentina
(Cerro Vanguardia)
Brazil
(AGA Mineração,
Serra Grande)
Colombia
(Gramalote,
Quebradona)
Australia
(Sunrise Dam,
Tropicana)

EXPLORING GREENFIELD PROJECTS IN TOP MINING JURISDICTIONS

E
04
Exploration
•
Terrane scale target generation and
monitoring yielded several new concepts to
advance in 2021
•
District scale prospects identified will
advance through peer reviewed stage gates
to the drill target stage if successful
•
Focused drilling is planned for established
drill targets in Western Australia and Nevada
•
Priority on advancing successful projects,
replenishing the project pipeline and
dropping projects that do not pass peer
stage gate reviews
$30 – $35m Greenfield Project Areas in 2021
Western
Australia
(Laverton area,
Cleveland,
Butcher Well
(70%), Northern
Star JV (70%))
West Africa
(Guinea, Ghana)
Nevada
(Silicon,
Rhyolite,
Transvaal)
North
Queensland
Argentina
Brazil
(WBC)
)
Known gold terrane
AngloGold Ashanti projects

OPTIONALITY CREATED BY SELECT INVESTMENTS

O
04
Exploration
•
Pure Gold Mining has produced first gold at
the Madsen mine near Red Lake, Ontario
•
Corvus Gold is conducting advanced
exploration in Southern Nevada
•
Corvus Gold recently released updated PEA
studies for the North Bullfrog and Mother
Lode projects
•
AngloGold Ashanti actively monitors for
companies with new early-stage projects
that may be a fit for the company portfolio if
their exploration programs are ultimately
successful
Key Investments Update
Pure
Gold
Corvus
Gold
Heliostar
Metals
Commander
Resources
Los Cerros
Known gold terrane
AngloGold Ashanti equity investment

ROBUST PIPELINE OPTIONALITY TO SUPPORT LONG-TERM PRODUCTION

Geita Hill UG
Siguiri Block 2
CdS I Ore Extension
Cuiaba Ore Extension
MSG Ore Extension
Transforming geological concepts to gold production
Early-stage exploration
Mid-stage exploration
Late-stage exploration
Reserve conversion/
Pre-feasibility study
Resource delineation/
Conceptual studies
Drill testing
Drill
target definition
Target
identification
Project generation
S. Amer. Target Gen
S. AMERICA
Palmeiras Sul (MSG)
CdS III
CdS II
Mt. Clark (QLD)
Butcher Well (WA)
Laverton District Targets (WA)
AUSTRALIA
Tropicana UG (TJV)
Aust. Target Gen
SDGM Vogue Extensions
Tropicana UG (TJV)
Tropicana District
AFRICA
W. Africa Target Gen
Selous (Geita)
Geita Lease Area
Iduapriem Lease Area
Siguiri Lease Area
Mt. Clark (QLD)
Minnesota
Silicon (NV)
N. AMERICA
N. Amer. Target Gen
Silicon (NV)
Rhyolite (NV)
Transvaal (NV)
REGION
CREATE VALUE
CRYSTALLIZE VALUE
Geita Ore Extenstions
North QLD Targets
Production
Geita Nyamulilima
DROPPED
Cleveland (WA)
G
Walker Lane Targets
Nevada Target Gen
Boston Shaker UG (TJV)
Argentina Target Gen
Brazil Target Gen
Iduapriem Pit Expansions
Siguiri Fresh Rock Sources
CVSA Lease Area
Brazil WBC
04
Exploration

time for
Q&A…

05
Mineral
Resource &
Ore Reserve
Vaughan Chamberlain
M
Mineral Resource and Ore Reserve
U N D E R P I N N E D    B Y    A P P R O P R I A T E    M I N E R A L    R E S O U R C E
M A N A G E M E N T    P R O C E S S E S    A N D    P R O T O C O L S

RIGOROUS RESOURCE IDENTIFICATION AND CLASSIFICATION PROCESS

R
05
Mineral
Resource &
Ore Reserve
Endowment
Blue Sky
Mineral
Resource
Ore
Reserve
Production
LOM
Ounces
Category
Conversion
Loss
Blue Sky
100%
Inferred Mineral Resource
50%
-50%
Indicated Mineral Resource
30%
-20%
Measured Mineral Resource
25%
-5%
Illustrative Conversion Factors
Incremental Exploration and Development Costs
$26/oz
Targeting to Mineral
Resource
+$42/oz
Mineral Resource
to Ore Reserve
+$175/oz –
$225/oz
Ore Reserve to
Production
Material Type
and Mineralogy
Size, Shape
and Economics
Grade, Tonnage and
Continuity
Presence of Mineralisation
Production
Reserve
Resource
Blue Sky Tangible
Endowment
Adjust for Conversion
to Resource
Metallurgical
Recovery
Adjust for
Probability of
Minability
Adjust Probability of Occurrence
Significant Endowment and Blue Sky Tangible Potential Beyond Resources

EXPLORING TO INCREASE CONFIDENCE AND MAXIMIZE RETURNS

Target Generation
Conceptualisation
“Resource” Categorisation
Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Blue Sky Tangible
(conceptual block
model required)
Blue Sky tangible
Exploration Categorisation
Ore Reserve
Resource Definition
Resource Delineation
Advance projects
Discovery Intercept
Reconnaissance
(target evaluation)
Ex ZA
Exploration
Level
Project Economical
Assessment
Financial
Cut-off grade
EX 2B
Conceptual Study
Scoping Study
Exit If IRR is low
IRR > Hurdle rate
Positive
Outcome
Exploration Triangle
Exit
Point
Exit
Point
Exit
Point
Exit
Point
E
05
Mineral
Resource &
Ore Reserve
IRR > Hurdle rate
Exploration levels are described by the level of “confidence” targeted by the process

EXPLORING TO INCREASE CONFIDENCE AND MAXIMIZE RETURNS

E
05
Mineral
Resource &
Ore Reserve
Appropriate timing:
“Just in Time”
Flexible enough to take into
account major project
development
Access planned in LOM plan for
underground mines
0%
20%
40%
60%
80%
100%
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Year 9
Year 10
Measured
Indicated
Inferred
Blue Sky
Driving Confidence in the Plan – Illustrative example

MULTIDISCIPLINARY APPROACH TO ORE RESERVE RECONCILIATION

M
05
Mineral
Resource &
Ore Reserve
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical Metallurgical
Operational
Other
Acquisition /
Disposal
2020
Exploration Alone is More than Replacing Annual Depletion

DISCIPLINED PRODUCTION GRADE AND TONNAGE RECONCILIATION

D
05
Mineral
Resource &
Ore Reserve
Grade
Tonnage
Grade
Tonnage
Grade
Tonnage
Grade
Tonnage
Grade
Tonnage
Grade
Tonnage
Grade
Tonnage
Grade
Tonnage
Gold
Grade
Tonnage
Mineral
Resource
Grade
control
Mining
design:
Grade control
Survey
Delivered
to plant
Plant
received
Plant
accounted
Movement
Gold
produced
Mining actual
Stockpile
time delay
time delay
time delay
Stockpile
Stockpile
Reconciliation entities (stages in the mining chain)
Change in
tonnage / grade
Recovery
factor
Measurement / Modelled
Estimate
Mining
design:
Mineral
Resource
Idealised Reconciliation Chain of Produced Grade and Tonnage

Sicelo Ntuli
Africa Region Assets
06
Continental
Africa Assets
G E I T A ,    K I B A L I ,    S I G U I R I ,    I D U A P R I E M

GEITA – WORLD CLASS GEOLOGY, PROVEN TRACK RECORD

All-In Sustaining Cost ($/oz)
Capex Intensity ($/oz)
Production (koz)
1 Mineral Resource stated exclusive of Ore Reserve
Avg. Yield (g/t)
3.13
3.28
3.61
3.57
Tonnes treated
(Mt)
5.4
5.3
5.2
5.4
Avg. Ore Reserve
Grade:
2.59g/t
Avg. Exclusive Mineral
Resource Grade:
3.03g/t
Tanzania, Africa Region
Operation Type:
Open-pit and underground
Deposit Type:
Vein / narrow vein, banded iron formation
Ownership:
100%
Throughput Capacity:
5.2 Mt p.a.
Land Package:
316 km
2
539
564
604
623
FY19
FY17
FY18
FY20
941
940
894
814
FY17
FY18
FY19
FY20
291
106
124
128
124
FY18
FY17
106
FY19
291
FY20
140
Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
2.3 Moz
5.4Moz
Ore Reserve
Mineral Resource
1
06
Continental
Africa Assets
Key Asset Statistics
Overview

GEITA – ENORMOUS POTENTIAL REMAINS IN A LARGE LEASE

2020 Ore Reserve
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Proved and Probable
28.04
2.59
2.34
2020 Exclusive Mineral Resource
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Measured + Indicated
23.15
2.52
1.87
Inferred
32.43
3.39
3.53
Total
55.58
3.03
5.41
G
06
Continental
Africa Assets
Life-of-mine
Life-of-mine
10+
years
Asset Strategy
Short-to-medium term
•
Grow Ore Reserve at Star & Comet and Nyankanga UG
•
Progress Geita Hill UG portal
•
Commence early works at Nyamulillma OP
Long term
•
Targeting Ore Reserve growth annually net of depletion –
focused on extending the LOM
•
Additional satellite opportunities
Brownfields Exploration
•
Mineral Resource delineation and Ore Reserve conversion on
UG targets
•
Potential supplementary satellite open pit targets

GEITA OUTLOOK – EXTENDING MINE LIFE WITH HIGH QUALITY TARGETS

G
06
Continental
Africa Assets
Five-year asset outlook
•
Dip in production over the next two years from
elevated 2020 levels
•
In the 2023 to 2025 production normalises to 500 –
550kozpa, with a declining AISC
•
Plant throughput maintained throughout the period
at c. 5.4mtpa
Base plan
•
Nyankanga, Geita Hill, Star & Comet,
Ridge 8 underground
•
Nyamulilima Open Pit
Upside potential
•
Down-plunge extensions of main deposits at UG
operations
•
Nyamulilima satellite targets
•
Matandani-Kukuluma Terrain refractory deposits
•
Provide opportunity to maintain full plant
throughput to 2034
End
2018
-0,29
0,67
Depl
0,12
End
2016
End
2019
Depl
-0,47
1,20
Add End
2017
End
2020
-0,32
1,41
Depl
-0,17
Depl
-0,55
Loss Add
0,06 0,84
Add
1,82
0,95
+109%
Open Pit Reserve Growth (Moz)
-0,31
Depl
0,65
End
2019
-0,26
Add
0,35
Add Depl End
2020
-0,27
-0,09
0,25
Depl End
2017
End
2016
0,46
Add End
2018
0,83
Depl
0,14
0,30
0,49
0,92
Add
+557%
Underground Reserve Growth

GEITA –
NYANKANGA STEADY DRILLING SUCCESS AND GROWING MOMENTUM
Measured Resource
Indicated Resource
Inferred Resource
G
06
Continental
Africa Assets
Targeting Mineral Resource addition from dip/plunge extensions
Blocks 3&4
Conversion of Inferred Mineral Resource to Indicated Mineral Resource
Blocks 1&2
•
Ramping up production in Blocks 3, 4 and 5
•
Development ongoing at Block 1 – an
additional platform for exploration and
production
•
Successful Mineral Resource to Ore Reserve
conversion ongoing underpinned by
exploration
Block 5
3.13g/t
4.77g/t
6.37g/t
2015
2017
2019
2020

GEITA – STAR & COMET, RIDGE 8 – SUCCESS AT FILLING IN THE GAPS
G
06
Continental
Africa Assets
S&C Cut3
Ridge8
S&C Cut 3
S&C Cut 2
Rig 8-Cut3
gap (Cut5)
S&C NW
S&C Cut2
S&C Cut3-Ridg8 Gap
S&C Cut3-Ridg8 Gap (Cut5)
S&C C2-C3 Gap (Cut 4)
Advance Underground
infrastructure
Underground
Mine design
Assay value above
2 g/t

GEITA – GEITA HILL DEPOSIT – TESTING FOR DOWN-PLUNGE EXTENSIONS
•
Portal development at Geita Hill West pit commenced in Q4 2020 to access blocks 1&2 in 2021
•
The development will look to unlock 1.5Moz of Mineral Resource over the next 5 years
•
Upside potential of down-plunge extensions will be tested from underground exploration platforms
•
G
06
Continental
Africa Assets
Bock 1
Block 6
Geita Hill West
Block 5
Block 4
Geita Hill East
Lone Cone
Geita Hill Deposit
18.8 m @ 7.80g/t
10m @ 7.78g/t
12m @ 8.07g/t
7m @ 3.70g/t
1m @ 20.24g/t
3.7m @ 32.05g/t
5.1m @ 8.43g/t
10m @ 6.32g/t
14.7m @ 14.36g/t
3.3m @ 16.26g/t
10.5m @ 3.46g/t
10 m @ 6.06g/t
Block 3
Block 2
Block 1

GEITA – NYAMULILIMA DISTRICT – STRONG START AND MORE TO COME
N
Nyamulilima OP
•
1.0 Moz Ore Reserve declared at the end 2020
•
Extends Open Pit Life of Mine to ~5 years
•
Exploration continues on strike and dip extensions
Nyamulilima District Targets
•
Highly prospective exploration targets within the district are priority targets in the exploration program
G
06
Continental
Africa Assets

KIBALI – PREMIER ASSET, HIGH MARGIN AND LONG LIFE

All-In Sustaining Cost ($/oz)
Capex Intensity ($/oz)
Production (koz)
1
Mineral Resource stated exclusive of Ore Reserve
Avg. Yield (g/t)
2.44
3.05
3.38
3.30
Tonnes treated
(Mt)
7.6
8.2
7.6
7.6
Avg. Ore Reserve
Grade:
3.84g/t
Avg. Exclusive Mineral
Resource Grade:
2.87g/t
DRC, Africa Region
Operation Type:
Open-pit and underground
Deposit Type:
Orogenic, banded iron formation
Ownership:
45% (45% Barrick / 10% SOKIMO)
Throughput
Capacity:
7.2 Mt p.a.
Land Package:
1,836 km
2
268
363
366
364
FY18
FY17
FY19
FY20
1,090
752
704
809
FY17
FY18
FY19
FY20
287
152
126
140
123
410
28
FY17
139
0
FY18
FY19
14
FY20
179
140
Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
4.3 Moz
2.7Moz
K
06
Continental
Africa Assets
Ore Reserve
Mineral Resource
1
Attributable production
Attributable
Key Asset Statistics
Overview

KIBALI – WHERE THE POTENTIAL SITS

K
06
Continental
Africa Assets
2020 Ore Reserve (Attributable)
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Proved and Probable
34.41
3.84
4.25
2020 Exclusive Mineral Resource (Attributable)
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Measured + Indicated
21.25 2.91 1.98
Inferred 7.49 2.79 0.67
Total
28.75
2.87
2.65
Asset Strategy
Short-to-medium term
•
Maximising UG production and supplementing plant throughput
with OP
•
Exploration targeted to replace depletion and provide a pipeline of new projects
Long term
•
Evaluation of UG opportunities beneath open pits
•
Exploration focused on down plunge extensions as well as lease area opportunities
Brownfields Exploration
•
UG exploration is focussed on delineating down and up plunge extensions on existing and new mined structures.
•
Exploration of previously un-tested mineralisation corridors
Life-of-mine
Life-of-mine
15+
years

KIBALI OUTLOOK – KEEPING THE MOMENTUM GOING

Five-year asset outlook
•
Steady production outlook
•
Plant throughput maintained
throughout the period at c. 7.2mtpa
K
06
Continental
Africa Assets
Base plan
•
Primary production sourced from KCD Underground
•
Supplementary ore sourced from open pits,
•
Short term – KCD Pushback 3, Gorombwa and
Sessenge
•
Medium term – Pamoa, Kalima and Ikamva
Upside potential
•
5-year exploration pipeline in place to replace
Reserve depletion
•
Oxide and sulphide potential along the KZ trend
•
Down dip and plunge extensions on the KCD
underground
•
UG potential below the open pits

KIBALI – KCD LONG-TERM POTENTIAL
K
06
Continental
Africa Assets
Brownfields Exploration
•
A robust exploration pipeline in place to replace to target Reserve Depletion over the next couple of year
•
Main KZ trend remains prospective and a target for additional open pit opportunities
•
UG exploration is focussed on delineating down and up plunge extensions along the KCD corridor
KCD
Open Pit PB1 and PB3
5000 Lode Down plunge
9000 Lode
Gap
Holes planned
Holes completed
11000 Lode
3000 Lode
Down and Up plunge
(extensions)
Sessenge /
Gorombwa Open Pit
Extensions

SIGUIRI – RECOVERY IN ACTION

All-In Sustaining Cost ($/oz)
Capex Intensity ($/oz)
Production (koz)
1
Mineral Resource stated exclusive of Ore Reserve
Avg. Yield (g/t)
1.01
0.85
0.75
0.70
Tonnes treated
(Mt)
9.9
8.9
8.8
9.5
Avg. Ore Reserve
Grade:
0.80g/t
Avg. Exclusive Mineral
Resource Grade:
1.01g/t
Guinea, Continental Africa
Operation Type:
Open-pit
Deposit Type:
Vein / narrow vein, orogenic
Ownership:
85% (15% Government of Guinea)
Throughput Capacity:
11.8 Mt p.a.
Land Package:
1,495 km
2
323
242
213
215
FY17
FY20
FY18
FY19
796
930
1,176
1,397
FY17
FY18
FY20
FY19
61
107
176
298
FY18
40
FY19
FY17
37
28
9
FY20
217
335
89
116
Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
1.9 Moz
4.9Moz
S
06
Continental
Africa Assets
Ore Reserve
Mineral Resource
1
Attributable production
Attributable
Key Asset Statistics
Overview

SIGUIRI – WHERE THE POTENTIAL SITS

2020 Ore Reserve (Attributable)
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Proved and Probable
73.53
0.80
1.89
2020 Exclusive Mineral Resource (Attributable)
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Measured + Indicated
79.68 0.97 2.48
Inferred 69.26 1.06 2.37
Total
148.94
1.01
4.85
S
06
Continental
Africa Assets
Life-of-mine
Life-of-mine
10+
years
Asset Strategy
Short-to-medium term
•
Achieve steady-state processing at the Combination Plant
•
Commence Block 2 development (Saraya and Foulata) following
initial declaration of ~0.3Moz Ore Reserve
Long term
•
LOM extension beyond 2026 requires TSF investment – decision required in 2023
•
Block 3 opportunities
Brownfields Exploration
•
Exploration plan focused on Mineral Resource conversion

COMBINATION PLANT NOW TRENDING IN THE RIGHT DIRECTION
C
06
Continental
Africa Assets
35
40
45
50
55
60
65
70
75
80
85
90
95
100
2020/05/01 2020/12/01 2020/09/01 2020/06/01      2020/07/01 2020/10/01 2020/08/01 2020/11/01 2021/01/01      2021/02/01      2021/03/01
Recovery %
Daily Step changes
•
Initial challenges commissioning new Combination plant were overcome and the circuit stabilised
•
Installed new infrastructure and made process modifications to address the initial challenges:
•
Crusher plant improvements – Fine ore challenges
•
Tank modifications/conversions – Preg-robbing material
•
Pump upgrades – Engineering reliability
•
Consistent improvements to metallurgical recovery efficiency
•
Engineering reliability improvements and improved operational discipline reduced process-variability, improved recoveries
Design parameter

SIGUIRI OUTLOOK – GETTING THE PROCESSING RIGHT IS KEY

Five-year asset outlook
•
Production step up on improved recovery at the
Combination Plant
•
Introduction of Block 2 remote site provides grade
uplift from 2022
•
Plant throughput maintained throughout the period
at c. 10mtpa
S
06
Continental
Africa Assets
Base plan
•
Kami, Bidini, Tubani, Silakoro, Sintroko &
Sokunu pits in Block 1
•
Foulata and Saraya Pits in Block 2
Upside potential
•
Kounkoun Mineral Resource in Block 3 + Spent
Heap Leach
•
Resource and Blue Sky extensions to main
deposits
•
Brownfields exploration targets

SIGUIRI – BLOCKS 1 AND 2 POTENTIAL
S
06
Continental
Africa Assets
Section looking NE with results for one of 4 holes returned in Q4 2020
Saraya Section looking North
Block 1
Block 2
•
Two main orebodies currently exist in Block 2 namely Foulata and Saraya
•
An Ore Reserve of 314 Koz was declared in 2020
•
Block 1 has great Sulphide potential
•
Studies will be carried out to test the feasibility of further cutbacks

IDUAPRIEM – SOLID PERFORMER WITH LONG-LIFE POTENTIAL

All-In Sustaining Cost ($/oz)
Capex Intensity ($/oz)
Production (koz)
1 Mineral Resource stated exclusive of Ore Reserve
Avg. Yield (g/t)
1.40
1.47
1.68
1.71
Tonnes treated
(Mt)
5.1
5.3
5.1
5.0
Avg. Ore Reserve
Grade:
1.29g/t
Avg. Exclusive Mineral
Resource Grade:
1.35g/t
Ghana, Continental Africa
Operation Type:
Open-pit
Deposit Type:
Conglomerate-hosted
Ownership:
100%
Throughput Capacity:
5.0 Mt p.a.
Land Package:
140 km
2
228
253
275
275
FY17
FY18
FY19
FY20
1,033
977
890
985
FY19
FY20
FY18
FY17
224
166
62
215
FY18
224
FY17
62
FY19
166
FY20
215
Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
3.8 Moz
1.9 Moz
Gh
I
06
Continental
Africa Assets
Ore Reserve
Mineral Resource 1
Key Asset Statistics
Overview

IDUAPRIEM – WHERE THE POTENTIAL SITS

2020 Ore Reserve
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Proved and Probable
45.87
1.29
1.91
2020 Exclusive Mineral Resource
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Measured + Indicated
55.81
1.32
2.38
Inferred
31.74
1.40
1.43
Total
87.55
1.35
3.80
I
06
Continental
Africa Assets
Asset Strategy
Short-to-medium term
•
Review mine sequencing to deliver balanced ore mill feed
•
Opportunities to optimise Cutback 6
Long term
•
TSF expansion approval is required by 2023 to increase LOM
•
Potential LOM extension through exploration success notably
at Effuanta
Brownfields Exploration
•
Upgrading Mineral Resource confidence at Block 1
•
Continued exploration of greater lease area
Life-of-mine
Life-of-mine
10+
years

IDUAPRIEM OUTLOOK – UNEARTHING THE POTENTIAL

Five-year asset outlook
•
Production dips in 2021 – 2023, from strong 2020
levels, as Mine Life Extension gets underway
•
Production recovers in 2024 to 2020 levels, with
commensurate cost improvement
•
Life extended to 2031, with more potential to be
explored
I
06
Continental
Africa Assets
Base plan
•
Ore sourced primarily from Block 7&8 Cut 2
and Cut 5
•
Supplementary ore sourced from satellite pits
at Block 5, Block 1 and Ajopa
•
Mill throughput expected to increase to
5.8Mtpa by 2024
Upside potential
•
Pushbacks at Block 7&8 (Cut 6)
•
Exploration testing at Effuanta

IDUAPRIEM – REINVESTING FOR THE LONG-TERM
I
06
Continental
Africa Assets
•
Block 7&8
•
3-year investment in waste stripping and TSF
•
Mining executed with bigger equipment
•
Cut 21
•
Split of the bigger Cut 2
•
Stripping commenced in 2020
•
Ore delivery in Q4 2021
•
Cut 5 Summary
•
Stripping from (2022 to 2025)
•
Ore delivery from 2025
•
Waste deposition in Cut 2/Cut 3 to enhance value
•
Cut 6 Summary
•
Excluded from the current LOM Plan
•
Further cost optimisation underway
•
Lower mining costs from new mining contract
•
Satellite Pits
•
Block 5 delivers ore from 2021 to 2025
•
Block 1 provides ore from 2024 to 2027

COO AFRICA SUMMARY

C
06
Continental
Africa Assets
•
The portfolio is focused, with ESG at the centre of
decision-making
•
We have a prioritised exploration programme
•
We are allocating capital optimally
•
There is a clear pathway for growth
•
Our Values will continue to guide our actions
•
We are collaborating with our host communities and
governments
•
We have the right skills and teams to get this done

07
International
Assets
Ludwig Eybers
International Assets
T R O P I C A N A , S U N R I S E     D A M , A G A     M I N E R A Ç Ã O ,
S E R R A    G R A N D E , C V S A

TROPICANA – CONTINUES TO EXCEED EXPECTATIONS

All-In Sustaining Cost ($/oz)
Capex Intensity ($/oz)
Production (koz)
1 Mineral Resource stated exclusive of Ore Reserve
Avg. Ore Reserve
Grade:
1.71g/t
Avg. Exclusive Mineral
Resource Grade:
1.60g/t
Australia
Operation Type:
Open-pit and underground
Deposit Type:
Orogenic
Ownership:
70% (30% IGO Limited)
Throughput Capacity:
9 Mt p.a.
Land Package:
2,600 km
2
322
336
360
297
FY18
FY19
FY17
FY20
885
843
757
1,061
FY17
FY18
FY19
FY20
283
220
231
215
64
84
283
FY17
226
294
FY18
6
FY19
FY20
300
Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
1.9 Moz
A t
T
07
International
Assets
3.5Moz
Avg. Yield (g/t)
1.87
1.91
1.85
1.50
Tonnes treated
(Mt)
7.7
7.9
8.7
8.8
Ore Reserve
Mineral Resource
1
Attributable production
Attributable
Key Asset Statistics
Overview

TROPICANA – WHERE THE POTENTIAL SITS

2020 Ore Reserve (Attributable)
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Proved and Probable
34.39
1.71
1.89
2020 Exclusive Mineral Resource (Attributable)
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Measured + Indicated
39.78 1.05 1.35
Inferred 27.37 2.41 2.12
Total
67.15
1.60
3.46
T
07
International
Assets
Asset strategy
Short-to-medium term
•
Ramp-up Boston Shaker UG
•
Continue to progress Havana Stage 2 cutback in 2021 – 2023
•
Complete trade-off studies on OP vs. UG at Havana Stage 3
•
Near mine exploration of OP and UG sources to extend LOM
Long term
•
Analysis of combinations of near mine/regional targets to extend LOM
Brownfields Exploration
•
Boston Shaker underground infill and extensions
•
Drilling in support of Havana Stage 3 trade-off studies
•
Potential near-mine UG targets leveraging off existing development
•
Open pit resources to the north along the mineralised trend e.g.
Springbok
Life-of-mine
Life-of-mine
10+
years

TROPICANA OUTLOOK – FINDING THE BALANCE

T
07
International
Assets
Five-year asset outlook
•
Havana cutbacks underway which will allow access to
the deeper Havana open pit ore from late 2021 onwards
•
Mill feed sourced from the Boston Shaker open pit,
Boston Shaker UG, Havana open pit supplemented in
2021 by approximately 4 Mtpa of low grade (0.85 – 1.05
g/t) stockpiled ore, resulting in a lower milled grade
•
Production increases to 450Koz – 500Koz from 2022 as
higher volumes of ore are delivered from the Havana pit
and Boston Shaker underground
Base Plan
•
Boston Shaker open pit
•
Havana open pit
•
Boston Shaker UG achieving steady state
production in H2 2021
•
Open pit stockpiles
Upside Potential
•
Lease area opportunities to extend LOM
•
Potential to unlock known extensions of
mineralisation under Tropicana and Havana
pits and the extensions at depth of the Boston
Shaker Underground
•
Trade-off studies underway on Havana Stage
3 cut-back and Havana underground to find
optimal open pit – underground interface

TROPICANA’S DOWNDIP EXTENSION OPPORTUNITIES
T
07
International
Assets

SUNRISE DAM – GEOLOGICAL INDICATORS POINT TO LONG LIFE

All-In Sustaining Cost ($/oz)
Capex Intensity ($/oz)
Production (koz)
1 Mineral Resource stated exclusive of Ore Reserve
Avg. Yield (g/t)
1.84
2.23
1.93
1.98
Tonnes treated
(Mt)
4.0
4.0
4.1
4.0
Avg. Ore Reserve
Grade:
1.81g/t
Avg. Exclusive Mineral
Resource Grade:
1.68g/t
Australia
Operation Type:
Underground
Deposit Type:
Vein / narrow vein, orogenic
Ownership:
100%
Throughput Capacity:
4.1 Mt p.a.
Land Package:
~883 km
2
238
289
254
256
FY19
FY17
FY18
FY20
1,203
1,223
1,246
1,320
FY19
FY17
FY20
FY18
256
273
169
195
256
FY19
FY17
FY18
FY20
273
169
207
Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
1.2 Moz
2.6Moz
S
07
International
Assets
Ore Reserve
Mineral Resource
1
Key Asset Statistics
Overview

SUNRISE DAM – WHERE THE POTENTIAL SITS

2020 Ore Reserve
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Proved and Probable
19.74
1.81
1.15
2020 Exclusive Mineral Resource
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Measured + Indicated
35.93
1.63
1.89
Inferred
12.21
1.81
0.71
Total
48.14
1.68
2.60
S
07
International
Assets
Asset strategy
Short-to-medium term
•
Optimisation of the underground production rate and grade to deliver the best outcome
•
Develop and drill Frankie to fast-track extraction by 2023 or sooner
•
Exploration to delineate the next major UG production ore source
•
Continue the development and optimisation of Golden Delicious OP in 2021
Long term
•
Increased underground development and exploration to grow Ore
Reserves
Brownfields Exploration
•
Testing near-mine targets to supplement UG ore
•
Greenfields and regional exploration programme to compliment current ore sources
Life-of-mine
Life-of-mine
10+
years

SUNRISE DAM OUTLOOK – EXPLORATION WORTH ITS WEIGHT IN GOLD

Five-year asset outlook
•
Steady production over the next two years
followed by step-ups toward 300kozpa in the
outer years
•
Improvements driven by a combination of
grade and underground volumes displacing
low-grade stockpile feed
•
Golden Delicious is a short-term surface ore
source to supplement underground mill feed
•
Remains reliable, longer-term costs forecast
between $1,000 – $1,200/oz
S
07
International
Assets
Base plan
•
Vogue underground ore body
•
Carey Shear
•
Sunrise Shear Panel 4
•
GQ
•
Low Grade Stockpiles / Golden Delicious open pit
Upside potential
•
New discoveries – Frankie
•
Remnant mining Sunrise Shear South, Dolly,
Cosmo, Astro, Western Shear

SUNRISE DAM’S – REVEALING ITS SIGNIFICANT GELOGICAL POTENTIAL
S
07
International
Assets

AGA MINERAÇÃO – VAST UNTAPPED GEOLOGICAL POTENTIAL

All-In Sustaining Cost ($/oz)
Capex Intensity ($/oz)
Production (koz)
1 Mineral Resource stated exclusive of Reserves
Avg. Yield (g/t)
4.97
4.20
4.33
3.77
Tonnes treated
(Mt)
2.5
2.5
2.5
2.8
Avg. Ore Reserve
Grade:
3.84g/t
Avg. Exclusive Mineral
Resource Grade:
4.04g/t
Brazil, South America
Operation Type:
Open pit and underground
Deposit Type:
Vein / narrow vein, orogenic,
banded ironformation
Ownership:
100%
Throughput Capacity:
3.4 Mt p.a.
Land Package:
113 km
2
424
364
362
362
FY20
FY17
FY18
FY19
1,006
973
1,107
1,050
FY18
FY17
FY19
FY20
316
264
249
285
FY18
5
FY17
264
FY19
249
321
FY20
285
Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
1.7 Moz
7.4Moz
B
A
A
07
International
Assets
Ore Reserve
Mineral Resource
1
Key Asset Statistics
Overview

AGA MINERAÇÃO – WHERE THE POTENTIAL SITS

2020 Ore Reserve
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Proved and Probable
14.06
3.84
1.73
2020 Exclusive Mineral Resource
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Measured + Indicated
19.12
3.69
2.27
Inferred
37.90
4.21
5.13
Total
57.03
4.04
7.40
A
A
07
International
Assets
Asset strategy
Short-to-medium term
•
Exploration, evaluation and implementation of additional production sources at Cuiabá and CdS II
Long term
•
Increased exploration and ORD performance to ensure a robust short-
term production plan
•
Replacement of the Lamego mine Expansion opportunities at CdS
Brownfields Exploration
•
Target near-term production sources to further improve confidence in planning
•
Evaluate additional secondary orebodies and new mines to replace depleting or increasingly complex ore sources
Life-of-mine
Life-of-mine
15+
years

AGA MINERAÇÃO OUTLOOK – BRINGING A MAJOR RESOURCE TO ACCOUNT

A
A
07
International
Assets
Five year asset outlook
•
Steady production in 2021, stepping up in each
subsequent year to above 450kozpa
•
Improvements driven by higher grades in outer
years and commensurate cost improvement
•
Underground operations are mine constrained
•
Capital intensive operation with increase across
2021 to 2022 due to higher ORD and
exploration (increase orebody confidence) and
conversion to dry-stacking tails
Base plan
•
Increase flexibility at Cuiabá mine
•
Implementation of triple stopes layout to
maximize productivity
•
Increase flexibility and growth of Córrego do
Sítio (CdS) I, CdS II and CdS III
•
Ramp-up CDSII UG mine
Upside potential
•
Potential to grow Mineral Resource by testing
beyond current resource boundary, including
Rosalino UG, Carvoaria Deep and CDSIII (around
~3Moz)
•
Unlock surface potential in current mining lease to
fill Heap Leach plant capacity

CDS COMPLEX – HIGHLY PROSPECTIVE DOWN DIP EXTENSIONS

2015
2020
2015
C
07
International
Assets

CUIABÁ – MINERALISATION KEEPS EXTENDING DEEPER

C
07
International
Assets

SERRA GRANDE – BRIMMING WITH POTENTIAL

All-In Sustaining Cost ($/oz)
Capex Intensity ($/oz)
Production (koz)
1 Mineral Resource stated exclusive of Ore Reserve
Avg. Yield (g/t)
2.88
3.48
2.95
2.33
Tonnes treated
(Mt)
1.4
1.2
1.3
1.5
Avg. Ore Reserve
Grade:
2.79g/t
Avg. Exclusive Mineral
Resource Grade:
2.93g/t
Brazil, South America
Operation Type:
Open-pit and underground
Deposit Type:
Vein / narrow vein, orogenic
Ownership:
100%
Throughput Capacity:
1.5 Mt p.a.
Land Package:
615 km
2
133
129
123
114
FY20
FY17
FY18
FY19
1,103
945
1,105
953
FY17
FY18
FY19
FY20
293
271
276
289
FY17
289
FY20
FY18
FY19
276
293
271
Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
0.6 Moz
3.2Moz
S
07
International
Assets
Ore Reserve
Mineral Resource
1
Key Asset Statistics
Overview

SERRA GRANDE – WHERE THE POTENTIAL SITS

2020 Ore Reserve
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Proved and Probable
6.99
2.79
0.63
2020 Exclusive Mineral Resource
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Measured + Indicated
15.68
2.90
1.47
Inferred
18.05
2.96
1.72
Total
33.74
2.93
3.18
S
07
International
Assets
Asset strategy
Short-to-medium term
•
Developing Palmeiras Sul as a significant ore source from 2023
•
Maintain flexibility of multiple ore sources
•
Converting Mineral Resource to Ore Reserves across the lease area
Long term
•
Based on the extensive endowment leverage incremental growth, through higher grades or increased tonnages, opportunities as circumstances allow
Brownfields Exploration
•
Targeting higher-grade extensions and new targets within the footprint
•
Identifying supplementary shallow low-cost open pit opportunities
Life-of-mine
Life-of-mine
15+
years

SERRA GRANDE OUTLOOK – LEASE POTENTIAL DRIVING UPSIDE

S
07
International
Assets
Five-year asset outlook
•
Production steady this year, then edging up
on higher volumes and grades
•
Additional underground ore to displace some
lower-grade open pit material and use spare
mill capacity
•
Transition to dry-stacking for tails deposition
in 2021
•
Steady costs are expected
Base plan
•
Mature asset with additional near-mine
opportunities
•
Maintain throughput with current ore sources
•
Developing Palmeiras Sul as a primary ore
source from 2023
Upside potential
•
Exploration & ORD creates an option to
further scale-up production and extend LOM
•
Potential increase in Mineral Resource down
plunge at the UG
•
Opportunity to unlock OP potential in the
greenstone belt

SERRA GRANDE’S EXCEPTIONAL ORE BODY EVOLUTION
2010
2020
Mina Nova
Pequizão
Ingá
Mina III
Palmeiras
Mangaba
2.07m@11.00g/t
1.00m@35.50g/t
1.10m@31.08g/t
1.00m@147.94g/t
2.00m@11.27g/t
1.00m@33.90g/t
1.00m@13.90g/t
1.60m@14.23g/t
1.00m@24.93g/t
1.20m@15.80g/t
S
07
International
Assets

CERRO VANGUARDIA – MINE LIFE SURPRISING ON THE UPSIDE

All-In Sustaining Cost ($/oz)
Capex Intensity ($/oz)
Production (koz)
1 Mineral Resource stated exclusive of Ore Reserve
Avg. Yield (g/t)
6.81
6.62
4.75
4.39
Tonnes treated
(Mt)
1.2
1.2
1.2
1.0
Avg. Ore Reserve
Grade:
1.82g/t
Avg. Exclusive Mineral
Resource Grade:
2.25g/t
Argentina, South America
Operation Type:
Open-pit and underground
Deposit Type:
Epithermal, vein / narrow vein
Ownership:
92.5% (7.5% Fomicruz)
Throughput Capacity:
1.2 Mt p.a.
Land Package:
543 km
2
283
282
225
173
FY20
FY17
FY18
FY19
772
652
859
931
FY18
FY17
FY19
FY20
184
121
133
162
FY17
162
FY18
FY19
133
FY20
184
121
Non-sustaining Capex / Prod. Ounces
Sustaining Capex / Prod. Ounces
1.0 Moz
2.2Moz
1
A
C
07
International
Assets
Attributable production
Attributable
Ore Reserve
Mineral Resource
Key Asset Statistics
Overview

CERRO VANGUARDIA – WHERE THE POTENTIAL SITS

2020 Ore Reserve (Attributable)
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold /
Silver
(Moz)
Proved and Probable (gold)
16.31
1.82
0.95
Proved and Probable (silver)
16.31
45.56
23.89
2020 Exclusive Mineral Resource (Attributable)
Category
Tonnes
(Mt)
Grade
(g/t)
Contained Gold
(Moz)
Measured + Indicated (gold)
23.74 2.38 1.81
Inferred (gold) 6.89 1.79 0.40
Total
30.64
2.25
2.21
C
07
International
Assets
Asset strategy
Short-to-medium term
•
Delineate the full Ore Reserve footprint – extend LOM
•
Optimise the cost base
Long term
•
Target Mineral Resource to unlock full resource potential across the lease
Brownfields Exploration
•
Increase exploration over the next two years
•
Priority to extend LOM
Life-of-mine
Life-of-mine
8+
years

CERRO VANGUARDIA OUTLOOK – REINVIGORATING THE PLAN

Five-year asset outlook
•
Production expected to be flat over period
•
Higher exploration spend in 2021 to increase
orebody confidence and test new targets.
•
Investment in TSF lift, heap leach and fleet
•
Cost improvements in outer years
C
07
International
Assets
Base plan
•
Four-year exploration program
targeting near-mine potential, as
well as regional targets
Upside potential
•
Ongoing exploration which will target
around ~3Moz of Mineral Resource

07
International
Assets
CERRO VANGUARDIA – REALISING LATENT POTENTIAL VIA THE DRILL BIT
2020
Au: 3,2 g/t
Ag: 98 g/t
Width: 1.9 m
Au: 1.8 g/t
Ag: 240 g/t
Width: 2 m
Au: 4.14 g/t
Ag: 586 g/t
Width: 2 m
2016
Osvaldo Diez 2-8
Osvaldo Diez 4

COO INTERNATIONAL SUMMARY

C
07
International
Assets
The International Operations has a clear path to create
value:
•
Commitment to safeguarding the health, wellbeing and safety of our people
•
Operational Excellence Program to continuously improve costs, capital and efficiencies
•
Improve Resource confidence and growing near-term Ore
Reserves
•
Margin accretive low-cost production to the portfolio
•
Using technology to strengthen and improve our metrics on ESG
•
Highly skilled and motivated teams to deliver on these
commitments

Graham Ehhm
Projects
08
Projects
O B U A S I ,     Q U E B R A D O N A ,     G R A M A L O T E

OBUASI – AFRICA’S NEXT GENERATION, WORLD-CLASS MINE

Avg. Ore Reserve
Grade:
8.62g/t
Avg. Exclusive Mineral
Resource Grade:
7.24g/t
Ghana, Continental Africa
Operation Type:
Underground
Deposit Type:
Vein / narrow vein
Ownership:
100%
Throughput Capacity:
1.6 – 1.8 Mt p.a.
Land Package:
140 km
2
8.7 Moz
20.6 Moz
1
O
08
Projects
Project Statistics
Illustrative Timeline
Avg. annual LOM
production:
350 – 450koz
Avg. annual LOM AISC
2
:
$800/oz
Phase 1
2019
2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
2022
2023
97
97
1 Mineral Resource stated exclusive of Ore Reserve
2 Real terms
3 Represents estimated life-of-mine
Ramp up to steady state
Steady state operations
Reserve life   :
3
21 years
Avg. annual LOM
throughput:
1.6 – 1.8 Mt
Avg. annual LOM head
grade:
8.8g/t
Phase 3
Phase 2
Ore Reserve
Mineral Resource
Key Asset Statistics
Overview

OBUASI – PROJECT PARAMETERS AT APPROVAL
08
Projects
•
Obuasi has embarked on the process of rebuilding all aspects of the operation to deliver a modern, efficient, mechanised, underground operation
•
Underground development restarted 2019; first gold poured December 2019
•
Expected to reach steady state operations in H2 2021
•
Production of ~8.6Moz over 21-years at average head grade of 8.8g/t
•
Government consents and approvals in place:
•
Security Agreement
•
Development Agreement
•
Tax Concession Agreement
•
Settlement Agreement
•
Reclamation Security Agreement
•
Social Management Plan implemented since 2019 – contributing to self-
sustaining local economy by creation of alternative industries, institutional capacitation and strong partnerships
Project Metrics
1
(Annual average over LOM)
Plant throughput
Mt
1.6 – 1.8
Head grade
g/t
8.8
Gold production
Koz
350 – 450
Cash costs
$/oz
590 – 680
All-in sustaining costs
$/oz
725 – 825
Project capital (Y1 – Y3)
$m
495 – 545
Project capital (Y4 – Y6)
$m
85
Payback period
Years
6.5
Reserve life
Years
21.5
98
1
At project approval, 2018 real terms
Obuasi is a long-life, world class asset –
continue to track metrics at approval

MASSIVE RESOURCE AND HIGH CONFIDENCE IN A GROWING RESERVE

08
Projects
Ore Reserve increase to 8.7Moz from 7.12Moz with in-fill
drilling and Mineral Resource conversion…
…while Mineral Resource decreased slightly to ~30Moz with
improvement to resource models and minor depletions

GRADE DISTRIBUTION – MINING FROM HIGH GRADES TO HIGHER GRADES
08
Projects

OBUASI – PHASE 2 FLOWCHART

08
Projects
New Goldroom
Acid and Elution
Column
Crusher
Stockpile
SAG 1
Apron
Feeder
Vibrating
Feeder
SAG 2
Neutralisation
Backfill
Thickener
CCDs
Ball Mill
Flash
Cells
Gravity
Circuit
To Goldroom
Tails
Thickener
Flotation
Concentrate
Thickener
Vertimill
Blower
Cooling Tower
Reactor
Cooling Tower
To Pastefill
Tails to Non-CN Cell TSF
Tails to CN Cell TSF
BIOX Reactors

PHASE 2 RAMP UP TO 4,000TPD – SOLID BASE FOR THE LONG TERM
08
Projects
Good progress in the process plant despite COVID-19 related delays…
…plant commissioning commenced with the Phase 2 SAG/Ball Mill in late Dec 2020
Mill control room cameras
Elution & Gold Room
Regrind verti-mill

PHASE 2 RAMP UP TO 4,000TPD – SOLID BASE FOR THE LONG TERM
08
Projects
KRS shaft and U/G materials handling commissioning commenced late 2020…
…while completion of the GCVS vent shaft, paste-fill plant and delivery forecast to be completed in Q2 2021.
Paste-fill plant
GCVS vent fans
U/ground conveyor
KRS Headframe
U/ground grizzly
Ball Mill
KRS Winder

PHASE 2 RAMP UP TO 4,000TPD – SOLID BASE FOR THE LONG TERM
08
Projects
Biox TSF completed in late 2020 with other surface
infrastructure to be completed during 1H21
Demolition - CIL
Storm water drainage works
Emergency generators
Water ponds
Biox TSF

QUEBRADONA – BRINGING A WORLD CLASS DISCOVERY TO ACCOUNT

Avg. Ore Reserve
Grade:
0.69g/t
Avg. Exclusive Mineral
Resource Grade:
0.29g/t
Colombia, South America
Project Statistics
Illustrative Timeline
2.5 Moz
4.6 Moz
Ore Reserve
Mineral Resource
2019
2020
2021
2022
2023
2024
2025
2026
Feasibility Study (FS)
Permitting
Production
Construction
1
105
Tunnel Development
Plant and Infrastructure Construction
Ore Body Development
6.6 Blbs
3.1 Blbs
Avg. Ore Reserve
Grade:
1.25%
Avg. Exclusive Mineral
Resource Grade:
0.61%
1
Mineral Resource stated exclusive of Ore Reserve
2
Real terms
3
Represents estimated life-of-mine
3.1
Cu
Au
08
Projects
Avg. annual LOM
production:
130Mlbs & 67koz
Avg. annual LOM AISC
2
:
$1.11/lb
Reserve life
3
:
23 years
Avg. annual LOM
throughput:
6.2 Mt
Avg. annual LOM head grade:
1.21% Cu & 0.67g/t
Au
Key Asset Statistics
Overview

QUEBRADONA PROJECT METRICS
08
Projects
•
A significant global copper-gold porphyry deposit
•
One of the world’s highest-grade copper porphyries
•
Favourable orebody geometry for caving with topographic
advantages and good surface hydrology
•
Expected to produce 'clean’ copper concentrate, low impurities
•
Produce a total of 3Blbs Cu, 1.4Moz Au, 21.6Moz Ag over 23+ years
•
Dry-stacked, filtered tailings storage facility
•
Low power cost – near the national power grid
•
Excellent infrastructure – highway link to Colombia's largest Pacific port
•
Concurrent creation of ‘biodynamic park’ and world class copper mine – concurrent closure
•
Feasibility Study results expected in Q2 2021
Project Metrics
1
(Annual average over LOM)
Plant throughput
Mt
6.2
Head grade
% / g/t
1.21 / 0.67
Copper / Gold production
Mlbs / Koz
130 / 67
Cash costs
$/lb Cu
0.93
All-in sustaining costs
$/lb Cu
1.11
Project capital
$Bn
1.3 – 1.4
Reserve life
Years
23
106
1
2019 real terms
Quebradona – a high-quality, high-grade
copper-gold porphyry deposit
0.00%
0.20%
0.40%
0.60%
0.80%
1.00%
1.20%
1.40%
Greenfield copper projects
Deutsche Bank Research
Grade

QUEBRADONA – HIGH QUALITY DISCOVERY IN WORLD CLASS DISTRICT
•
Nuevo Chaquiro – main deposit of the Quebradona Project located in the middle Cauca region of Colombia – East flank of western cordillera
•
In a very prospective area with several deposits discovered along the Middle Cauca Belt, La Colosa (south), Nuevo Chaquiro (middle)
•
Volcanoclastic sequence intruded by small dykes of diorite and quartz diorite
•
Typical porphyry copper deposit – large tonnes and low grades of gold, molybdenum and silver by-products
•
Ore mineralisation at Nuevo Chaquiro principally chalcopyrite and molybdenite
08
Projects

QUEBRADONA MINE DESIGN
•
Two 6km access tunnels developed from surface
represents majority of first two years project activity
•
Sub-level caving (SLC) mining method
•
Internal ramp system to connect upper SLC levels to ore
crushing/transfer level
•
TSF based on stacking of filtered tails
•
layout driven by topography; two toe buttresses to
provide stability
•
c.124 Mt, lined pyrite residue cells inside TSF footprint
•
Progressive closure of TSF planned, minimizing visual
impact and improving dust control
•
Water source c.4km from process plant
•
Power estimated at 58 MW of installed capacity (hydro
grid power)
T
08
Projects

QUEBRADONA PROCESSING
08
Projects
Secondary Crushing
Secondary
crusher
Secondary
screen
HPGR
HPGR Plant
Fine ore stockpile
HPGR
wet screen
Grinding & Flash Flotation
Hydrocyclone batery
Ball Mill
Bulk Flotation
Bulk
Flotation
Hydrocyclone
batery
Higmill
Cleaner scalper
Final cleaner
Pyrite Residue Handling
Pyrite residue
thickener
Pyrite residue filter
Pyrite
residue stockpile
Concentrate Handling
Concentrate
thickener
Concentrate filter
Concentrate stockpile
Pyrite cell
Concentrate to port
Tailings dry stack
Tailings stockpile
Tailings filter
Tailings
thickener
Coarse
Stockpile
Regrinding
Tailings Handling
Cleaner Flotation

QUEBRADONA BIODIVERSITY INITIATIVE

08
Projects
A innovative plan to create and integrate a park and
biodiversity centre into its Quebradona project

GRAMALOTE – BRINGING A WORLD CLASS DISCOVERY TO ACCOUNT

Avg. Ore Reserve
Grade:
0.86g/t
Avg. Exclusive Mineral
Resource Grade:
0.49g/t
Colombia, South America
Operation Type:
Open-pit
Deposit Type:
Mesothermal gold deposit
Ownership:
50% (50% B2Gold manager/ operator)
Throughput Capacity:
11.3 Mt p.a.
Land Package:
110 km
2
Project Statistics
Illustrative Timeline
1.7 Moz
1.3 Moz
111
1
2019
2020
2021
2022
2023
2024
2025
2026
Feasibility Study (FS)
PEA
Permitting
Resource Modelling
Construction
Production
C
G
08
Projects
Avg. annual LOM
production:
284koz
Avg. annual LOM AISC
2
:
$648/oz
Reserve life
3
:
13.6years
Avg. annual LOM
throughput:
11 Mt
Avg. annual LOM head grade:
0.85g/t
1
Mineral Resource stated exclusive of Ore Reserve, AngloGold Gold FY2020 reported
2
Real terms
3
Represents estimated life-of-mine
Ore Reserve
Mineral Resource
Key Asset Statistics
Overview

GRAMALOTE – POTENTIAL TO BE A LOW COST, LONG-LIFE MINE
08
Projects
112
50:50 JV with B2Gold, as manager and operator
•
Open pit with initial 13.6 years life, processing 11Mtpa
•
Avg. annual production of ~284koz at an AISC of $648/oz
•
Avg. annual production of 416koz for the first five full
years of production
•
Avg. LOM recovery of 94% from conventional milling,
flotation and cyanide leach of flotation concentrate
Project Metrics
1
(Annual average over LOM)
Plant throughput
Mt
11
Head grade
g/t
0.85
Gold production
Koz
284
Cash costs
$/oz
544
All-in sustaining costs
$/oz
648
Project capital
$Bn
0.9 – 1.0
Payback period
Years
6
Reserve life
Years
13.6
112
1
2019 real terms, based on B2Gold PEA (Au $1,350/oz) published on 21 January 2020 on a 100% basis
Gramalote has the potential to become a
large, low-cost open-pit gold mine

GRAMALOTE – STRAIGHTFORWARD MINING, EXCELLENT METALLURGY
•
Ore Zones vary in width from tens of meters to 150m in true width dipping vertical to sub-vertical to the south-southeast
•
Silver to gold ratio approximately 1:1
•
Conventional open-pit, truck-and-shovel operation
•
Gramalote Ridge pit has four cutbacks: three phases in the main pit and a small satellite pit west of the main pit
•
Mine plan includes use of three stockpiles for oxide and sulphide materials, for high-fresh, low-fresh and oxide ore
•
Pre-stripping c.8.6Mt for the first year of production
•
First 7 years, average mining rate 45-52 Mtpa total material
•
Hydraulic 520-t class shovel/excavators
•
228-t class haul trucks
•
Main infrastructure: Gramalote Pit, Tailing facility, Waste Dump,
Process Plant and a camp to accommodate c.3,000 people
•
26 km, single circuit 230 kV dedicated transmission line
08
Projects

GRAMALOTE – MINERAL PROCESSING

08
Projects
ROM Mill Feed Material
Primary Crusher
SAG / Ball Milling
Froth Flotation
(Rougher / Cleaner)
Tailings Pumps
Tailings Pumps
TMF
Flash Flotation
Conc. Regrinding
Thickening
Leach
CCD
CIP
Cyanide
Destruction
Merrill-Crowe
Carbon-Desorption
Smelting
Dore Bars
Ore

PROJECTS SUMMARY

•
Obuasi is on the final lap for project completion
•
Quebradona is world class and brings copper into the
portfolio
•
Gramalote adds low cost ounces to the portfolio
•
The 3 projects add approx. 20 million gold equivalent
ounces to the portfolio
•
1 million gold equivalent ounces / annum
•
AGA has a good record for project delivery, and for
working with host governments and communities
•
Our experienced team is in place, delivering real value
through project development
08
Projects

Christine Ramon
Conclusion
09
Conclusion
D I V E R S I F I E D ,     D E C I S I V E ,     S U S T A I N A B L E     B U S I N E S S

A PREMIER INVESTMENT OPPORTUNITY

0
09
Conclusion
OPERATIONAL EXCELLENCE
Growing Ore Reserve, production
and increasing margins
STRONG ESG
ROBUST BALANCE SHEET
COMPELLING VALUATION
Value-enhancing catalysts
over the short, medium
and long-term
Sustainability drives our
business performance
creating social and
financial value for all
stakeholders
$1.4bn
RCFs
2
$1.3bn
Cash
R0.5bn
c.$2.8bn
1
1
Total calculated with ZAR500m O/N facility at R14.6878/$
2
US$1.4bn RCF includes a capped facility of AU$500m
Long-term balance sheet
improvement achieved through
disciplined capital allocation –
without equity issuance in the
last decade
1
Midpoint of indicative outlook, cost in nominal terms
3.6x
4.7x
5.1x
6.2x
EV/
EBITDA
P/CF
FactSet dated 22 February 2021; valuation metrics Next Twelve Months or NTM
Peer Group comprises: Newmont, Barrick, Agnico-Eagle, Newcrest, Kirkland, Gold Fields, Kinross and Yamana
2021
2022
2023
2024
2025
2.8
1
2.9
1
3.0
1
3.3
1
3.4
1
Moz
$/oz
1,180
1
1,180
1
1,125
1
1,050
1
1,025
1

time for
Q&A…

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary
AngloGold Ashanti Limited